May 3, 2012

By EDGAR

Christina Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cardinal Bankshares Corporation

DEFA14A filed April 19, 2012

DEFC14A filed April 12, 2012

File No. 0-28780

Dear Ms. Chalk:

In response to the comments set forth in your letter dated April 20, 2012 (the “Comment Letter”) with regard to the above-referenced Definitive Proxy Statement filed April 12, 2012 (the “Proxy Statement”) and Definitive Additional Materials filed April 19, 2012 (the “April 19 Materials”) of Cardinal Bankshares Corporation (“Cardinal” or the “Company”), we provide herewith a copy of a Supplement to the Proxy Statement dated May 3, 2012 (the “Supplement”), which is being filed today under Schedule 14A, and the Company’s responses to the Comment Letter.

Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response.

General

1.	In your definitive proxy statement filed on April 12, 2012, you included the following statement with respect to your nominees: “The Board of Directors has no reason to believe that any of the named nominees will be unable to serve as a director. Each of the nominees has consented to be named in the Proxy Statement and to serve if elected.” At the time that these statements were made in the document, the Schaller Coalition was soliciting in favor of five nominees for

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	951 East Byrd Street, Eighth Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, DC

Christina Chalk, Esq.

May 3, 2012

a six-member board. Therefore, when this disclosure was made, your nominees knew that at least one of them could be serving on the board of directors with one or more Schaller nominees. Now, as you are aware, the Schaller Coalition has reduced the number of nominees for whom it is soliciting proxies to three persons. Therefore, even if all Schaller nominees are elected, they will not control a majority of the board. Now for the first time in your letter to shareholders filed April 19, 2012, you are informing shareholders that if even one Schaller nominee is elected to the board, none of your nominees will serve with such person(s). Your proxy statement must be revised to clearly address this apparent change of heart, why it occurred, and the potential impact on Cardinal.

The Staff’s comment is noted. The Company has revised the Proxy Statement by the Supplement to provide the information requested by the comment. See “Proposal 1 – Election of Directors” beginning on page 2 of the Supplement.

2.	See our comment above. In addition, revise your proxy statement to reflect the revised number of board nominees being supported by the Schaller Coalition.

The Company has revised the Proxy Statement by the Supplement to reflect the revised number of board nominees being supported by the Schaller Coalition. The information is contained in several places in the Supplement.

DFAN14A filed April 19, 2012

3.	As to the statistics you cite, provide supplemental documentation supporting the claims made. As an example, we note the assertion on page 3 of the letter to shareholders that your shareholders equity is 35% higher than “local Virginia peer banks.”

The requested supplemental documentation in support of the claims made in the April 19 Materials is contained in Exhibit A attached hereto. Cardinal has made a correction statement in the Supplement with respect to the statistic regarding stock price.

4.	Refer to the last comment above. Identify the “Virginia peer banks” to which you refer. Provide the same explanation with respect to your comparisons of loan loss reserves.

The requested supplemental documentation identifying the Virginia peer banks and in support of the claims made in the April 19 Materials is contained in Exhibit A attached hereto.

5.	Provide additional details concerning and support for your assertions that customers “representing material accounts” and potential loan customers have stated they will not do business with Cardinal if the Schaller Coalition nominees are elected. How many individuals or entities are you referencing? What was the form of your communications with these persons or entities? When did they occur? Did they occur before the Schaller Coalition reduced the number of nominees for which it is soliciting to less than a majority of the board?

The Staff’s comment is noted. The Company respectfully requests that it not be obligated to provide such information publicly. The customers referenced in Cardinal’s letter all reside and/or work in Floyd County, Virginia, where Cardinal is headquartered. The population of Floyd County is approximately 15,279, according to the 2010 U.S. Census. It is a community where the individuals and professionals who

Christina Chalk, Esq.

May 3, 2012

reside and/or work there are generally well known throughout the community. Cardinal believes that to publicly divulge such information in a way that provides a meaningful response to the comment would have the unintended consequence of having the identities of such individuals revealed, which may lead to significant adverse effects on such persons and/or their businesses in the community.

6.	Refer to page 4 of the letter to shareholders. Provide a basis for your belief that the Schaller Coalition seeks to sell the Bank if its nominees are elected. We note that the Coalition in its proxy materials explicitly states that a sale is not its current intent.

The Staff’s comment is noted. On June 6, 2011, Cardinal received a letter from Schaller Equity Partners wherein Douglas E. Schaller stated: “When considering the difficult process of selecting a new president and the risks inherent in any succession plan, I believe shareowners would best be served by a sale of the Bank to a larger institution.” A copy of the letter is attached as an exhibit to amendment no. 1 to Schedule 13D filed by the Schaller Ownership (as defined in the Proxy Statement) on June 6, 2011.

On July 27, 2011, Cardinal received a letter from Schaller Equity Partners wherein Mr. Schaller stated: “I continue to believe that shareholders would best be served by the sale of the Corporation to a more secure and stable community bank….” A copy of the letter is attached as an exhibit to amendment no. 2 to Schedule 13D filed by the Schaller Ownership on July 27, 2011.

In a news article published in The Floyd Press, Floyd, Virginia on August 14, 2011, Mr. Schaller is referenced as having told The Floyd Press that he was still pursuing the sale of Bank of Floyd and that his plan was to sell it to a nearby bank.

On September 29, 2011, Schaller Equity Partners published an open letter to Cardinal’s shareholders in The Floyd Press. The open letter repeated Mr. Schaller’s above-referenced earlier statement in the June 6 letter regarding a sale of Cardinal and made further statements regarding his position as to why he believed that a sale of the Company is possible and that the Company’s board should consider a potential sale of the Company. Mr. Schaller also repeated the three primary reasons stated in the June 6 letter that led him to the sale conclusion, none of which have been countered by statements of Mr. Schaller or the Schaller Coalition made in connection with the more recent position of strategic growth. Importantly, all three reasons stated by Mr. Schaller would be true if the Schaller Coalition nominees are elected. To the Company’s knowledge, the Schaller Coalition has not explained to Cardinal shareholders why now such reasons are not as valid as they were in late September 2011. A copy of the letter is attached as an exhibit to amendment no. 3 to Schedule 13D filed by the Schaller Ownership on September 29, 2011.

On December 22, 2011, Schaller Equity Partners published a second open letter to Cardinal’s shareholders in The Floyd Press. In the letter, Mr. Schaller stated his belief that the Company has two futures: One with Mr. Leon Moore, Chairman, President and Chief Executive Officer of Cardinal, continuing in his current positions, in which case Mr. Schaller advocates the sale of the Company; the other with Mr. Moore retiring from the Company and both Mr. Moore and Michael D. Larrowe, Executive Vice President of Cardinal and a director, stepping down from the Company’s board. A copy of the letter is attached as an exhibit to amendment no. 4 to Schedule 13D by the Schaller Ownership on December 29, 2011.

Christina Chalk, Esq.

May 3, 2012

After four amendments to Schedule 13D were filed by the Schaller Ownership describing Mr. Schaller’s belief that Cardinal shareholders would be best served with a sale of the Company, including letters to shareholders on such topic, on February 28, 2012, the Schaller Ownership filed amendment no. 7 to Schedule 13D for the purpose of, among other things, denying a “rumor” that Schaller Equity Partners (or other Schaller Ownership members) has a plan or intends to sell the Company or Bank of Floyd. While the Company has no knowledge about this so-called “rumor,” it is aware of the public information contained in the Schaller Ownership’s own filings with the Securities and Exchange Commission with respect to a possible sale of the Company and of the above-referenced news article in The Floyd Press.

The Company acknowledges that the Schaller Coalition’s definitive proxy statement states that certain “early discussions” (apparently with board members) included the possibility of a sale of the Company. Still, the Schaller Coalition’s proxy statement contains almost no information as to Mr. Schaller’s repeated public communications during a seven-month period leading up to the solicitation – from June 2011 through December 2011 – regarding the possible sale of the Company. In addition, the Company understands that the Schaller Ownership controls approximately 70% of the voting power of the Schaller Coalition. The Company’s board considered the public statements made by Mr. Schaller for a significant period of time prior to the Schaller Coalition’s solicitation, the substantial voting power of the Schaller Ownership and Mr. Schaller’s very recent apparent change of heart as to the strategic opportunities available to the Company, in formulating its belief that the strategy of Mr. Schaller and the Schaller Coalition after taking control of Cardinal is to sell the Company.

7.	Please provide some background disclosure concerning the events leading up to the current proxy contest. For example, what have been your contacts with affiliates of the group calling itself the Coalition to Improve the Bank of Floyd? Generally describe the form of the contacts, when they occurred, and the substance of the communications.

The Staff’s comment is noted. The Company has amended the Proxy Statement by the Supplement to provide updated information requested by the comment. See “Background Information on the Events Leading up to the Schaller Coalition’s Solicitation” on page 4 of the Supplement.

8.	Refer to number 4 on page 4 of the letter to shareholders. Explain your statement that if even one Schaller Coalition nominee is elected to the board “they will be running the show.” It seems that even if all Schaller nominees are elected, they would not have control of the board, since they will hold three seats on a six-member board.

The Staff’s comment is noted. As disclosed on page 4 of the Supplement, if one or more of the Schaller Coalition nominees is elected to the Company’s board, each current director of the Company that is re-elected at the annual meeting has indicated to the Company that he would resign from the board immediately after the annual meeting. If such event were to occur, one or more of the Schaller Coalition nominees would constitute the entire Company board at that time,

Christina Chalk, Esq.

May 3, 2012

and therefore have control of the board. See “Impact on Board Membership if Schaller Nominee Elected” under “Proposal 1 – Election of Directors” on page 4 of the Supplement.

* * * * *

Please contact me at 804-343-4079, or Douglas W. Densmore at 540-510-3024, should you require further information or if you have any questions.

Sincerely,

/s/ Scott H Richter

Scott H. Richter

Enclosures

cc:	Mr. Leon Moore

Douglas W. Densmore, Esq.

Bank Stock Performance
Source: SNL Financial
Price Performance: Peak (10/9/07) to Date (3/6/2012)
-14.2%
-46.3%
-71.1%
-52.0%
-47.8%
-52.0%
-43.2%
-61.1%
-56.4%
-27.0%
-85%
-45%
-5%
S&P 500 Nasdaq Bank <$250M $250-$500M $500M-$1B $1B-$5B $5B-$10B >$10B VA Banks CDBK
Exhibit A
1

Cardinal Bankshares Corporation - Price Change (%)
CDBK (+80.00%)
KBW Bank (-9.90%)
Price Change (%)
150
100
50
0
-50
Apr 2010
Jul 2010
Oct 2010
Jan 2011
Apr 2011
Jul 2011
Oct 2011
Jan 2012

Source: SNL Financial Cardinal Bankshares Performance (last 2 years) 2

3 3
Peer Group Analysis
3
Y-o-Y Tangible
Deposit Common Core Dividend Price/ Price
Total Growth Equity/ NPAs/ Reserves/ EPS Payout Stated Change
Assets Rate Assets Assets Loans ROAA Growth Ratio Book Two-Year
Local Peers ($000) (%) (%) (%) (%) (%) (%) (%) (%) (%)
Highlands Bankshares, Inc. * 634,121 5.1 6.16 2.39 (1.02) NM NM 20.9 (77.7)
Bank of the James Financial Group, Inc. 427,436 1.5 6.3 3.19 1.73 0.31 (67.3) 0.0 71.6 (12.8)
Pinnacle Bankshares Corporation 342,484 1.1 7.7 1.56 1.48 0.37 54.3 0.0 52.8 20.0
Bank of Marion 348,943 10.4 1.78 1.98 0.69 80.8 76.0 NA NA
MainStreet BankShares, Inc. * 206,381 10.8 4.70 2.18 0.01 NM NM 32.6 (26.1)
Bank of Fincastle 180,416 2.7 14.0 3.44 1.25 0.93 12.3 49.2 NA NA
Median 0.5 9.1 3.31 1.85 0.34 33.3 24.6 42.7 (19.5)
Cardinal Bankshares Corporation $266,160 7.6 12.4 5.03 2.20 0.56 43.2 22.2 67.4 80.0
Data as of December 31, 2011
* Data as of September 30, 2011
Source: SNL Financial
(4.0)
(0.1)
(6.1)